Exhibit 99.1

51Talk Online Education Group Announces Second Quarter 2025 Results

SINGAPORE, September 3, 2025 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, announced its unaudited results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial and Operating Highlights

•	Gross billings[1] for the second quarter of 2025 were US$28.5 million, a 79.7% growth from US$15.9 for the second quarter of 2024.

•	Net revenues for the second quarter of 2025 were US$20.4 million, an 86.1% increase from US$11.0 million for the second quarter of 2024.

•	The number of quarterly active students with attended lesson consumption for the second quarter of 2025 was approximately 91,300, representing a 67.8% increase from approximately 54,400 for the second quarter of 2024.

Key Financial and Operating Data	For the three months ended
	June 30,	June 30,	Period-over- Period
	2024	2025	Change
Net Revenues (in US$ millions)	11.0	20.4	86.1%
Gross Margin	78.1%	74.6%	-3.5	ppt
Gross Billings (in US$ millions)	15.9	28.5	79.7%

Active students with attended lesson consumption[2] (in thousands)	54.4	91.3	67.8%

“Q2 has been a strong quarter for us. Gross billings exceeded our guidance announced in June 2025, reflecting healthy demand and disciplined execution. We expect this positive momentum to continue in the second half of 2025. Our third-quarter guidance reflects our confidence in the company’s trajectory,” stated Jack Jiajia Huang, Founder, Chairman, and Chief Executive Officer of 51Talk.

“We have also enhanced our investments in improving user experience and service quality. We believe these initiatives will strengthen our competitive position and create durable, long-term value for our shareholders.”

“AI remains integral to our strategy and operations, with applications spanning across every aspect of the Company’s operations. We remain steadfast in our commitment to developing robust infrastructures and systems necessary to embed AI across our products and processes, with the objective of delivering an exceptional learning experience to our students at scale.” Jack Jiajia Huang concluded.

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records.

2 An “active student with attended lesson consumption” for a given period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

Second Quarter 2025 Financial Results

Net Revenues and Gross Margin

Net revenues for the second quarter of 2025 were US$20.4 million, representing an 86.1% increase from US$11.0 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 91,300 in the second quarter of 2025, representing a 67.8% increase from 54,400 for the same quarter last year.

Cost of revenues for the second quarter of 2025 was US$5.2 million, representing a 115.9% increase from US$2.4 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for the second quarter of 2025 was US$15.2 million, representing a 77.8% increase from US$8.6 million for the same quarter last year.

Gross margin for the second quarter of 2025 was 74.6%, compared with 78.1% for the same quarter last year.

Operating Expenses

Total operating expenses for the second quarter of 2025 were US$17.9 million, representing a 63.5% increase from US$11.0 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the second quarter of 2025 were US$12.8 million, representing a 74.8% increase from US$7.3 million for the same quarter last year. The increase was primarily attributable to the rise in marketing and branding expenses resulting from intensified marketing and branding activities, as well as higher sales personnel costs related to increases in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the second quarter of 2025 were US$12.7 million, representing a 74.3% increase from US$7.3 million for the same quarter last year.

Product development expenses for the second quarter of 2025 were US$1.2 million, representing a 45.5% increase from US$0.9 million for the same quarter last year. The increase was primarily due to higher product development personnel costs. Excluding share-based compensation expenses, non-GAAP product development expenses for the second quarter of 2025 were US$1.2 million, representing a 48.0% increase from US$0.8 million for the same quarter last year.

General and administrative expenses for the second quarter of 2025 were US$3.9 million, representing a 39.1% increase from US$2.8 million for the same quarter last year. The increase was primarily due to higher general and administrative personnel costs. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the second quarter of 2025 were US$3.6 million, representing a 39.6% increase from US$2.6 million for the same quarter last year.

Loss from Operations

Operating loss for the second quarter of 2025 was US$2.7 million, compared with operating loss of US$2.4 million for the same quarter last year.

Non-GAAP operating loss for the second quarter of 2025 was US$2.4 million, compared with non-GAAP operating loss of US$2.2 million for the same quarter last year.

Net loss attributable to the Company’s ordinary shareholders

Net loss attributable to the Company’s ordinary shareholders for the second quarter of 2025 was US$3.0 million, compared with net loss of US$1.2 million for the same quarter last year.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP net loss for the second quarter of 2025 was US$2.7 million, compared with non-GAAP net loss of US$1.0 million for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the second quarter of 2025 was US$0.01, compared with basic and diluted net loss per share of US$0.004 for the same quarter last year.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the second quarter of 2025 was US$0.01, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.003 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2025 was US$0.52, compared with basic and diluted net loss per ADS of US$0.22 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2025 was US$0.46, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$0.17 for the same quarter last year.

Balance Sheet

As of June 30, 2025, the Company had total cash, cash equivalents and time deposits of US$30.9 million, compared with US$29.2 million as of December 31, 2024.

The Company had advances from students3 of US$56.4 million as of June 30, 2025, compared with US$45.1 million as of December 31, 2024.

3 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”

Outlook

For the third quarter of 2025, the Company currently expects net gross billings to be between US$36.5 million and US$37.5 million, which would represent a sequential growth of 28.1% to 31.6% and an increase of approximately 84.6% to 89.7% from the same quarter last year.

The foregoing outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 3, 2025 (8:00 PM Singapore/Hong Kong time on September 3, 2025).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Singapore (toll free):	800-120-6157
Mainland China (toll free):	4001-201203
Hong Kong (toll free):	800-905945
Hong Kong (local toll):	852-301-84992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until September 10, 2025, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	9510534

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company's mission is to make quality education accessible and affordable. The Company's online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with highly qualified teachers using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Jun. 30,
	2024	2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	27,758	27,771
Time deposits	1,430	3,094
Prepaid expenses and other current assets	10,906	18,807
Total current assets	40,094	49,672

Non-current assets
Property and equipment, net	363	700
Intangible assets, net	80	74
Right-of-use assets	2,888	1,990
Deferred tax assets	57	57
Other non-current assets	460	444
Total non-current assets	3,848	3,265

Total assets	43,942	52,937

LIABILITIES
AND SHAREHOLDERS’ DEFICITS
Current liabilities
Advances from students	45,064	56,395
Accrued expenses and other current liabilities	6,644	8,349
Amounts due to related parties	2,853	3,106
Lease liabilities	1,242	1,089
Taxes payable	1,100	1,237
Total current liabilities	56,903	70,176

Non-current liabilities
Lease liabilities	1,441	869
Other non-current liabilities	310	333
Total non-current liabilities	1,751	1,202

Total liabilities	58,654	71,378

Total shareholders’ deficits	(15,000)	(18,560)
Noncontrolling interests	288	119
Total deficits	(14,712)	(18,441)

Total liabilities and shareholders’ deficits	43,942	52,937

 51TALK ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net revenues	10,960	18,247	20,398	20,409	38,645
Cost of revenues	(2,400)	(4,205)	(5,181)	(4,528)	(9,386)
Gross profit	8,560	14,042	15,217	15,881	29,259
Operating expenses
Sales and marketing expenses	(7,335)	(11,077)	(12,821)	(15,096)	(23,898)
Product development expenses	(851)	(1,041)	(1,238)	(1,799)	(2,279)
General and administrative expenses	(2,789)	(3,217)	(3,880)	(5,388)	(7,097)
Total operating expenses	(10,975)	(15,335)	(17,939)	(22,283)	(33,274)
Loss from operations	(2,415)	(1,293)	(2,722)	(6,402)	(4,015)
Interest income	63	20	58	145	78
Other income/(expenses), net	1,133	(59)	(227)	1,047	(286)
Loss before income tax expenses	(1,219)	(1,332)	(2,891)	(5,210)	(4,223)
Income tax expenses	(41)	(157)	(169)	(63)	(326)
Net loss	(1,260)	(1,489)	(3,060)	(5,273)	(4,549)
Net loss attributable to noncontrolling interests	(15)	(19)	(13)	(34)	(32)
Net loss attributable to the Company’s ordinary shareholders	(1,245)	(1,470)	(3,047)	(5,239)	(4,517)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	346,701,530	351,595,585	353,922,077	345,913,731	352,764,153

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.00)	(0.00)	(0.01)	(0.02)	(0.01)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.22)	(0.25)	(0.52)	(0.91)	(0.77)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(31)	(48)	(94)	(60)	(142)
Product development expenses	(24)	(13)	(14)	(57)	(27)
General and administrative expenses	(180)	(218)	(237)	(405)	(455)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Sales and marketing expenses	(7,335)	(11,077)	(12,821)	(15,096)	(23,898)
Less: Share-based compensation expenses	(31)	(48)	(94)	(60)	(142)
Non-GAAP sales and marketing expenses	(7,304)	(11,029)	(12,727)	(15,036)	(23,756)

Product development expenses	(851)	(1,041)	(1,238)	(1,799)	(2,279)
Less: Share-based compensation expenses	(24)	(13)	(14)	(57)	(27)
Non-GAAP product development expenses	(827)	(1,028)	(1,224)	(1,742)	(2,252)

General and administrative expenses	(2,789)	(3,217)	(3,880)	(5,388)	(7,097)
Less: Share-based compensation expenses	(180)	(218)	(237)	(405)	(455)
Non-GAAP general and administrative expenses	(2,609)	(2,999)	(3,643)	(4,983)	(6,642)

Operating expenses	(10,975)	(15,335)	(17,939)	(22,283)	(33,274)
Less: Share-based compensation expenses	(235)	(279)	(345)	(522)	(624)
Non-GAAP operating expenses	(10,740)	(15,056)	(17,594)	(21,761)	(32,650)

Loss from operations	(2,415)	(1,293)	(2,722)	(6,402)	(4,015)
Less: Share-based compensation expenses	(235)	(279)	(345)	(522)	(624)
Non-GAAP loss from operations	(2,180)	(1,014)	(2,377)	(5,880)	(3,391)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Income tax expenses	(41)	(157)	(169)	(63)	(326)
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-
Non-GAAP income tax expenses	(41)	(157)	(169)	(63)	(326)

Net loss attributable to the Company’s ordinary shareholders	(1,245)	(1,470)	(3,047)	(5,239)	(4,517)
Less: Share-based compensation expenses	(235)	(279)	(345)	(522)	(624)
Non-GAAP net loss attributable to the Company’s ordinary shareholders	(1,010)	(1,191)	(2,702)	(4,717)	(3,893)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	346,701,530	351,595,585	353,922,077	345,913,731	352,764,153

Non-GAAP net loss per share attributable to ordinary shareholders
Basic and diluted	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)

Non-GAAP net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.17)	(0.20)	(0.46)	(0.82)	(0.66)